FILTRONA

09047516

Filtrona plc

30 November 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

SEC Mail Processing Section
DEC 16 2009
Washington, DC
122

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 October 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V Ward

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Hermes Specialist UK Focus Fund
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 November 2009
6. Date on which issuer notified:	26 November 2009
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
B074435 (GB00B0744359) ORD GBP25	8,670,000	8,670,000	7,993,746	7,993,746	N/A	3.887%	N/A

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
7,993,746	3.887%

File No. 82-34882

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
N/A	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	
14. Contact name:	Jon Green, Filtrona plc
15. Contact telephone number:	01908 359100

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds, Inc (OFI)
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	25 November 2009
6. Date on which issuer notified:	27 November 2009
7. Threshold(s) that is/are crossed or reached:	4% (increase to 4.1274%)

8. Notified details:

Registered Office
Avebury House
201-249 Avebury Boulevard
Milton Keynes
Buckinghamshire, MK9 1AU

Registered Number: 05444653

T: +44 (0) 1908 359100
F: +44 (0) 1908 359120

Company Secretary: Jon Green

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359) OFI	6,562,186	6,562,186	8,488,520		8,488,520		4.1274%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise / conversion	Number of voting rights instrument refers to	% of voting rights

Total (A+B+C)

Number of voting rights	% of voting rights
OFI: 8,488,520	OFI: 4.1274%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Massachusetts Mutual Life Insurance Company (MassMutual) is the Parent Company of OppenheimerFunds, Inc (OFI). OFI owns, as of November 25, 2009, 8,488,520 shares equal to 4.1274%. This calculation is based on outstanding shares of 205,662,191.

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100